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Exhibit 99(a)(8)

January 30, 2004

To Our Shareholders,

        On behalf of the Board of Directors, I am pleased to inform you that Frisco Bay Industries Ltd. has entered into a support agreement with 6181708 Canada Inc., a company incorporated under the laws of Canada and an indirect wholly-owned subsidiary of The Stanley Works. Under the terms of the Support Agreement, Stanley, through 6181708 Canada Inc., has commenced offers to purchase all of the outstanding shares of Common Stock and Class A Common Stock of Frisco Bay, at a price of US $15.25 in cash per share. If the offers are successful, Stanley has indicated that it intends to acquire the non-tendered shares pursuant to a statutory compulsory acquisition or by other means, in any case at the same price as will be paid in the offers.

        After careful consideration, your Board of Directors has unanimously approved the Support Agreement and the offers and determined that the offers are in the best interests of Frisco Bay and fair to its shareholders. THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFERS AND TENDER YOUR SHARES PURSUANT TO THE OFFERS. In arriving at its recommendation, your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9 (which also constitutes the Directors' Circular for the purposes of Canadian securities legislation), including the opinion of USBX Advisory Services LLC, Frisco Bay's financial advisor, to the effect that the consideration to be received by Frisco Bay's shareholders pursuant to the offers is fair to such shareholders from a financial point of view.

        Enclosed is Stanley's Offers To Purchase and Circular, together with related materials, including the Letter of Acceptance and Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the offers. We urge you to read all of the enclosed documents carefully.

        I, personally, along with the Board of Directors, management and employees of Frisco Bay, thank you sincerely for your support over the years. If you have any questions, please contact the Dealer Manager or Information Agent at the telephone numbers set forth in the Offers To Purchase and Circular.

Sincerely,

Barry E. Katsof Chief Executive Officer

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  Exhibit 99(a)(8)